SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Ascent Assurance, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

           04362N103
(CUSIP Number)

Ivy B. Dodes
Credit Suisse First Boston
11 Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

__________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: 04362N103

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit, excluding Asset Management.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ X ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER 10,521,498 shares of Common Stock, par value $0.01 SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER 10,521,498 shares of Common Stock, par value $0.01

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,521,498 shares of Common Stock, par value $0.01

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76%

14	TYPE OF REPORTING PERSON BK, HC, OO

           This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, filed on April 12, 1999 (the "Initial Schedule 13D"), relating to the Common Stock of Ascent Assurance, Inc. ("Ascent" or the "Company"). The Initial Schedule 13D and Amendment No. 1 are collectively referred to herein as "Schedule 13D." Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Schedule 13D.

Item 2—Identity and Background

           Item 2 is hereby amended to read in its entirety as follows:

           (a-c, f) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

           The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

           CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC.

           Special Situations Holdings, Inc. – Westbridge, a Delaware corporation (“SPV”), and a wholly owned subsidiary of CSFB LLC, is the holder of record of the shares of Common Stock and the Convertible Preferred Stock to which this Schedule 13D relates. Credit Suisse First Boston Management LLC (“Management LLC”), a Delaware limited liability company whose sole member is CSFB-USA, is the holder of the Company’s 12% Note due April 17, 2004 (the “12% Note”). The address of the principal business and office of each of CSFB-USA, CSFB LLC, SPV and Management LLC is Eleven Madison Avenue, New York, New York 10010.

           CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock of the Company to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

           The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC may also be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

           The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC are set forth on Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference herein.

           (d-e) Except as otherwise provided herein, during the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

           CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

           Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

           In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

           The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

           Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

Item 3—Source and Amount of Funds or Other Consideration

           Item 3 is hereby amended by adding the following at the end thereof:

           The beneficial ownership interest acquired since the date of the filing of the Initial Schedule 13D was acquired by the Reporting Person through the issuance of additional shares of Convertible Preferred Stock as accrued dividend on the Convertible Preferred Stock. Pursuant to the Certificate of Incorporation of Ascent, the cumulative annual dividend of $102.5 per share is payable, at a minimum, annually in arrears by the last day of January in each year, in cash or, through the issuance of additional shares of Convertible Preferred Stock, at the option of Ascent.

Item 4—Purpose of Transaction

           Item 4 is hereby amended by adding the following at the end thereof:

           At various times during 2003, Ascent’s senior management approached the Reporting Person to initiate a discussion on various alternatives regarding Ascent’s financial situation and liquidity in connection with (i) the mandatory redemption of the Convertible Preferred Stock on March 24, 2004, and (ii) the maturity of the 12% Note on April 17, 2004. During such discussions, Ascent’s senior management requested that the Reporting Person extend the mandatory redemption date of the Convertible Preferred Stock and the maturity date of the 12% Note. At a meeting of the Board of Directors of Ascent (the “Board”) held on July 30, 2003, a representative of the Reporting Person who serves on the Board informed the Board that the Reporting Person did not desire to extend such redemption and maturity dates and suggested that Ascent should seek and evaluate alternative financing structures and proposals involving persons other than the Reporting Person. After deliberations among members of the Board (with representatives of the Reporting Person having been excused from the meeting), Ascent’s Board informed the Reporting Person that, after discussions with the senior management of Ascent, and based on its evaluation of prevailing circumstances and recent events and negotiations, the Board had concluded that alternative financing sources would not be available to repay the Convertible Preferred Stock and the 12% Note when required in 2004 and inquired as to whether there were any terms upon which the Reporting Person may be willing to consider such an extension. The Board further informed the Reporting Person that it desired to proceed expeditiously with negotiations of such an extension in order, among other things, to permit Ascent to continue with its current marketing efforts and its efforts to renew or replace its agent debit balance financing facility with LaSalle Bank, NA, each of which could be adversely affected by a failure to satisfactorily extend the maturity of the Convertible Preferred Stock and the 12% Note.

           On August 22, 2003, in response to Ascent’s inquiry, the Reporting Person sent a letter to Ascent and the members of its Board, indicating that although the Reporting Person believes that Ascent should continue to seek alternative financing that would enable Ascent to satisfy its obligations under the 12% Note and the Convertible Preferred Stock in whole or in part, the Reporting Person would be willing to enter into discussions with Ascent regarding such an extension of the mandatory redemption date of the Convertible Preferred Stock and the maturity date of the 12% Note, provided that (i) the 12% Note would be made convertible into a security that is convertible into Common Stock, at a conversion price based upon current market prices, (ii) the Convertible Preferred Stock would be exchanged for a new security that is convertible into Common Stock at a conversion price based upon current market prices, (iii) an independent special committee of the Board would approve any agreed transaction after having been advised by independent legal and financial advisors and having received a fairness opinion from its financial advisor and (iv) the Board would agree to maintain the capitalization and operations of Ascent in the ordinary course consistent with past practice. A copy of the letter is filed as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

           The Reporting Person intends to evaluate continuously its investment in Ascent and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from those set forth above. The Reporting Person specifically reserves the right from time to time to increase or decrease its investment in Ascent, through privately negotiated purchases or sales of securities, open market purchase or otherwise, and reserves all rights and remedies under the 12% Note and Convertible Preferred Stock, including the right to demand payment in full as and when due for repayment or redemption.

           Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5—Interest in Securities of the Issuer

           Item 5 is hereby amended to read in its entirety as follows:

           (a)      Based on the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, there were 6,532,100 shares of Common Stock outstanding as of August 12, 2003.

           The Reporting Person beneficially owns (i) 3,215,350 shares of Common Stock and (ii) 35,654 shares of Convertible Preferred Stock, that are immediately convertible into 7,306,148 shares of Common Stock. 10,521,498 shares of Common Stock (which is the total of 3,215,350 and 7,306,148) represent approximately 76% of the shares of Common Stock on a converted basis.

           To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any Common Stock.

           (b)      There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

           (c)      To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

           (d)      Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC.

           (e)      Inapplicable.

Item 7—Material to be Filed as Exhibits

           Item 7 is hereby amended by adding the following at the end thereof:

           Exhibit 3      Letter dated as of August 22, 2003 from the Reporting Person to Ascent.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2003	CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit, excluding Asset Management By: /s/ Ivy B. Dodes Name: Ivy B. Dodes Title: Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS
OF
THE REPORTING PERSON

           The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	One Cabot Square London, England	Chief Executive Officer and Assistant Vice Chairman of European Region	Great Britain

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Risk Officer of Credit Suisse Group	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Michael Clark	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Merchant Banking and Leverage Finance	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman and Head of Financial Services Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON, INC.

           The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

David C. O'Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON (USA), INC.

           The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director Head of Financial Services Division	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON LLC

           The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managing	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Member of the Board of Managers	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O'Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS
OF
SPECIAL SITUATIONS HOLDINGS, INC. - WESTBRIDGE

           The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Special Situations Holdings, Inc. – Westbridge. The business address of Special Situations Holdings, Inc. – Westbridge is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Alan H. Freudenstein	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

John R. Wollen	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

Edward W. Flynn	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Deputy Director of Taxes	United States

Zev A. Kindler	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Lori M. Russo	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States

Rhonda G. Matty	Eleven Madison Avenue New York, NY 10010 USA	Assistant Secretary	United States

Thomas Zingalli	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC

           The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management LLC. The business address of Credit Suisse First Boston Management LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Alan H. Freudenstein	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

Edward W. Flynn	Eleven Madison Avenue New York, NY 10010 USA	Deputy Director of Taxes	United States

Zev A. Kindler	Eleven Madison Avenue New York, NY 10010 USA	Assistant Treasurer	United States

Lori M. Russo	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States

Rhonda G. Matty	Eleven Madison Avenue New York, NY 10010 USA	Assistant Secretary	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

John C. Chrystal	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Benjamin H. Cohen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Michael A. Criscito	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Salvatore Favia	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Roland P. Jost	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Ira J. Krulik	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Lisa F. Lindblom	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Frank R. Malarkey	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Lee Mallett	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Edward J. McMahon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Daniel H. Miller	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Peter J. Murray	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Thomas V. Pascale	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Partick Remmert	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Linda J. Steinmuller	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

David C. Watson	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States